Exhibit 99.1

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Three Months ended September 30, 2009 and 2008
(Unaudited)

(Canadian Dollars)

LiveReel Media Corporation

Notice of Disclosure of Non-Auditor Review of Interim Financial Statements for the period ended September 30, 2009

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of LiveReel Media Corporation for the three months ended September 30, 2009 and 2008 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Schwartz, Levitsky, Feldman LLP, have not performed a review of the interim financial statements for September 30, 2009 in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

		September 30,	June 30,
	Note	2009	2009
		(Unaudited)
Assets
Current
Bank		$323,688	$398,408
Other assets	3	42,711	12,074
		366,399	410,482
Liabilities
Current
Accounts payable and accrued liabilities	4	$105,137	$91,307
		105,137	91,307
Shareholders' Equity
Capital stock	5	6,656,265	6,656,265
Contributed surplus		326,951	326,951
Warrants	6	1,146,081	1,146,081
Deficit and comprehensive loss		(7,868,035)	(7,810,122)
		261,262	319,175
		$366,399	$410,482
Related Party Transactions (Note 8)
Commitments and contingencies (Note 9)

Approved by the Board  ”Gregg Goldstein”  Director     ”J. Stephen Wilson” Director
                                            (signed)                                      (signed)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)
(Canadian Dollars)

For the Three Months Ended September 30,	Note	2009	2008
Revenue
Interest income		$-	$3,481
Total Revenue		$-	$3,481
Expenses
Consulting expense	8	15,000	48,581
Office and general		11,010	10,206
Professional fees		-	2,604
Shareholders information		872	1,620
Bank charges and interest		572	308
Foreign exchange loss (gain)		30,459	(52,135)
		57,913	11,184
Net loss and compehensive loss for the period		$(57,913)	$(7,703)
Net loss per share - basic and diluted	7	$(0.00)	$(0.00)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Three Months Ended September 30,	2009	2008

Cash flows from operating activities

Net loss for the period	$(57,913)	$ (7,703)

Items not affecting cash
Stock based compensation	-	33,581
Cash effect of changes in:
Other assets	(30,637)	34,118
Accounts payable and accrued liabilities	13,830	(83,286)
Decrease in cash	(74,720)	(23,290)
Cash, beginning of period	398,408	1,330,037
Cash, end of period	$323,688	$ 1,306,747

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Three and Nine Months Ended March 31, 2009

	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Shareholders' Equity (Deficiency)

Balance June 30, 2007	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,105,051)	$1,990,665
Net loss	-	$-	$-	$-	$(788,811)	$(788,811)
Balance June 30, 2008	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,893,862)	$1,201,854
Fair value of stock options granted for consulting services	-	-	-	33,581	-	33,581
Net loss for the period	-	$-	$-	$-	$(916,260)	$(916,260)
Balance June 30, 2009	13,721,744	$6,656,265	$1,146,081	$326,951	$(7,810,122)	$319,175
Net loss for the period	-	$-	$-	$-	$(57,913)	$(57,913)
Balance September 30, 2009	13,721,744	$6,656,265	$1,146,081	$326,951	$(7,868,035)	$261,262

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

1.	NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2.   SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2009.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at September 30, 2009 and the results of operations and equity and cash flows for the three month period ended September 30, 2009.  The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements.

3.    OTHER ASSETS
	September 30,	June 30,
	2009	2009
	(Unaudited)

Deposits and prepayments	$31,226	680
Taxes recoverable	11,485	11,394
	$42,711	$12,074

Deposits and prepayments are for an extension of the Company’s director’s and officer’s insurance policy entered into June 2009, which extended the coverage to June 2010.  The costs of the policy are expensed on a straight line basis over the life of the policy.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

4.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		As at	As at
		September 30,	June 30,
		2009	2009
		(Unaudited)

Accounts payable	(a)	72,597	40,767
Accrual	(b)	-	18,000
Production advances	(c)	32,540	32,540

(a)
As at September 30, 2009, accounts payable were regular trade payables incurred in the normal course of business, primarily for a directors and officers insurance policy and legal and audit fees rendered during the prior fiscal year.

(b)	Accruals at June 30, 2009 are for estimated audit fees. There were no accruals as of September 30, 2009.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2009 - $26,540).

5.    CAPITAL STOCK

(a)	Authorized: Unlimited number of common shares

(b)	Issued:
	September 30, 2009		June 30, 2009
	(Unaudited)
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of period	13,721,744	$6,656,265	13,721,744	$6,656,265

End of period	13,721,744	$6,656,265	13,721,744	$6,656,265

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

5.    CAPITAL STOCK – continued

(c)	Stock Options:

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  All of these options are outstanding as of September 30, 2009.

As a result of the granting of the options described above, the fair value of these options has been estimated, on July 22, 2008, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	3.25%
Expected dividend	nil
Expected volatility	129%
Expected life	1826 days
Market price	US$0.01

The amount of $33,581 has been accounted for as a stock compensation expense in the first quarter ended September 30, 2008.

6.  WARRANTS

	As at September 30,		As at June 30,
	2009		2009
	(Unaudited)
	# of warrants	Fair value	# of warrants	Fair value

Issued and outstanding at end of period	6,193,600	$1,146,081	6,193,600	1,146,081

(a)
 On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  There is no financial impact related to this transaction.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

7.    LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three month period ended September, 2009, which were 13,721,744 shares (Three months ended September 30, 2008 – 13,721,744).

The Company had approximately 6.2 million share purchase warrants and 4.0 million stock options issued and outstanding as at September 30, 2009. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

8.    RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2009 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
Consulting fees include $15,000 paid to the Chief Financial Officer for services rendered during the period.  (2008 - $15,000 to the Chief Financial Officer).  In the three months ended September 30, 2008, it also includes $33,581 of stock compensation expense relating to the issuance of stock options to the Chief Executive Officer as described in Note 5 above.

9.    COMMITMENTS AND CONTINGENT LIABILITIES

a)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

10.  SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in the June 30, 2009 audited financial statements.  The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the three months ended September 30, 2009 and 2008.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

September 30,		2009 (Unaudited)			2008 (Unaudited)
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total

Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (losses) from operations	-	-	-	-	-	-	-	-
Total assets	-	-	-	-	-	-	-	-
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-				$-
Other				-				3,481
				$-				$3,481
Net Loss
Total losses from reportable segments				$-				$-
Other				(57,913)				(7,703)
				$(57,913)				$(7,703)
Assets
Total assets used for reportable segments				$-				$-
Other				366,398				1,328,990
				$366,398				$1,328,990
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540
Other				72,597				68,717
				$105,137				$101,257

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X.

A separate statement of comprehensive loss has not been presented as there are no differences between net loss and comprehensive loss.

New accounting pronouncements

There were no new accounting developments in U.S. standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financial statements for the year ended June 30, 2009.

13.  PRESENTATION

Certain prior year’s amounts have been reclassified to conform to current presentation.